ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 17, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
17 April 2007 (ASX – Announcement & Media Release – Gulf Coast Drilling Success)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 April 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST DRILLING SUCCESS

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Tests confirm 33 feet of net pay in Marceaux #1 well.

The Marceaux #1 well has reached planned total depth of 13,264 feet following which a series of tests have been conducted including Electric Logging, Repeat Formation Testing, Sidewall Coring and Formation MicroImaging (FMI). These tests confirm 33 feet of net pay in the Alliance 2 and 3 Sand objectives and preparations are in progress to run 5 1/2 inch production casing in the well.

The main and deeper objective Alliance 3 Sand extended over a total interval from 12,930 to 13,000 feet. Within this interval the FMI images and sharpened analysis demonstrate 27 feet of net pay. Both oil and gas (no water) were recovered in sample chambers during formation testing with pressure readings of approximately 11,700 psi.

The secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, extended over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

The well is located on a 1,017 acre lease block in Vermillion Parish, South Louisiana and was drilled using Great Wall Drilling Rig 172. The location is supported by a combination of subsurface well control and 3D seismic on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. The objective sands are productive in several adjacent fault blocks. Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Rainosek-Halletsville Project, Lavaca County, Texas
Production casing run in Bujnoch-Bender #1 well
logs confirm 60 feet net pay (FAR 20%)

Production casing has been successfully run in the Bujnoch-Bender #1 well. The well will be completed for production commencing with the lowermost zones and produced progressively until all Upper and Middle Wilcox intervals are depleted.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Electric logs confirm approximately 60 feet of net pay (primarily gas) from several thin zones in the Upper and Middle Wilcox sections between 5,800 and 8,000 feet.

The well is located 1,200 feet southeast of the Rainosek-1 well.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two wells and associated production equipment including tanks and pipelines. New leases have been secured on the Bender and Bujnoch tracts, to enable the drilling of the Bender-Bujnoch-1 well.

A pump was recently installed on the Rainosek 3 well which is currently producing 50 barrels of oil per day from the 7400' zone.

FAR's working interest is 20.0 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"Kicker is another satisfying result for FAR and brings to three the number of wells we are completing for production from three wells drilled to date during 2007 in our North American program."

For information on FAR's drilling activities visit our website at www.far.com.au

END